
November 5, 2012

Via Email
Mr. Andres Wainer
Chief Financial Officer
Andina Bottling Company
Avenida El Golf 40, Office 401
Las Condes – Santiago, Chile

   Re: Andina Bottling Company
      Form 20-F for Fiscal Year Ended
      December 31, 2011
      Filed April 30, 2012
      File No. 001-13142

Dear Mr. Wainer:

  We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to the comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Exhibits

1. We note that you have filed the template of the Bottler's Agreement. Please confirm that you will file the complete Bottler's Agreement with your next Form 20-F.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director